12g3-2(b) file number: 82-34841



ANTISENSE THERAPEUTICS



9 March 2005

05006569

SUPPL

Securities and Exchange Commi:
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. DC 213 SECTION

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX) and also copies of documents lodged with the Australian Securities and Investment Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
22 February 2005	ASX	Appendix 3B – Exercise of Options	8
22 February 2005	ASIC	Notification of New Shares Issue	6
25 February 2005	ASX	Antisense Inhibition of VLA-4 effective in mouse model of MS – Data published in the Journal of Neuroimmunology.	2
1 March 2005	ASX	Market Update	1

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Encls.

[SEC announcement 9 March 05.doc]

Australian Securities & Investments Commission



Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Antisense Therapeutics Limited

ACN/ABN
41 095 060 745

Corporate key
78841339

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Natalie Korchev

ASIC registered agent number (if applicable)

Telephone number
(03) 9827 8999

Postal address
Level 1, 10 Wallace Avenue
TOORAK VIC 3142

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Natalie Korchev

Capacity
☐ Director
☒ Company secretary

Signature
N. Korchev

Date signed
22/02/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1- Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	√	√	√
Public company				
☐ if in response to the Annual company statement	Not required	√	√	√
☒ if not in response to the Annual company statement	Not required	√	Not required	Not required
Cancellation of shares				
☐ Proprietary company	√	Not required	√	√
Public company				
☐ if in response to the Annual company statement	√	Not required	√	√
☐ if not in response to the Annual company statement	√	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	√	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	√	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,000	$0.20 cents	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 1 / 0 2 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY FULLY PAID SHARES	355,261,090	35,107,419.53	Nil
OPTIONS	OPTIONS OVER ORDINARY SHARES	125,160,025	789,759.95	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 1 / 0 2 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN

41 095 060 745

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 1,000 ANPO options at 20 cents each to purchase 1,000 ordinary shares in ANP.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes N/A
5	Issue price or consideration	20 cents per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 1,000 ANPO options to purchase 1,000 ordinary shares in ANP.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 February 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	355,261,090 91,460,025	Ordinary shares (ANP) Options (ANPO)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,500,000	Options expiring 31 July 2005 exercisable at 20 cents each (ANPAM)
		20,000,000	Options expiring 30 November 2006 exercisable at 20 cents each (ANPAO)
		2,200,000	Options expiring 31 July 2005 exercisable at 20 cents each (ANPAQ)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment *with an existing +class of quoted* +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Natalie Korchev Date: 22 February 2005
Company secretary

Print name: Natalie Korchev

== == == == ==

+ See chapter 19 for defined terms.



ANTISENSE THERAPEUTICS

25 February 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

ANTISENSE INHIBITION OF VLA-4 EFFECTIVE IN MOUSE MODEL OF MS: DATA PUBLISHED IN THE JOURNAL OF NEUROIMMUNOLOGY

The Journal of Neuroimmunology (March 2005 edition) has published a research paper entitled "Antisense oligonucleotide blockade of alpha 4 integrin prevents and reverses clinical symptoms of murine experimental autoimmune encephalomyelitis," showing that a mouse VLA-4 antisense inhibitor, administered by subcutaneous injection, was effective in a mouse model of multiple sclerosis (MS). Scientists from Isis Pharmaceuticals, Inc., conducted and published this research.

Data from these animal studies demonstrate that when administered prophylactically or therapeutically, the antisense inhibitor reduced the incidence and severity of paralytic symptoms in a mouse model of experimental autoimmune encephalomyelitis (EAE). EAE is an accepted mouse model of MS.

The effect on key disease severity indicators appears comparable with that reported in the scientific literature for other agents, including a mouseVLA-4 antibody and mouse interferon, tested in similar mouse models of MS.

Antisense Therapeutics has initiated a Phase IIa clinical trial of ATL1102, an antisense inhibitor of human VLA-4, in patients with MS ATL1102 is a second-generation antisense inhibitor of an immune system protein called VLA-4 (alpha-4 integrin chain; CD49d). ATL1102 is designed to block the synthesis of VLA-4, which plays a part in both the onset and progression of MS. Antisense Therapeutics Limited plans to report results from this trial by mid-2006.

"We are pleased to see this data published in a peer reviewed scientific journal. This data was integral in our decision to in-license ATL1102 and move it into clinical development for MS. We continue to be enthused by the compound's clinical potential", said Mark Diamond, Managing Director of Antisense Therapeutics.

About MS and ATL1102

MS is a life-long chronic, incurable autoimmune disease that progressively destroys the CNS. It is commonly diagnosed between the ages of 20 and 40 years. According to the U.S. National Multiple Sclerosis Society, approximately 400,000 Americans acknowledge having MS, and every week about 200 individuals are diagnosed. Worldwide, MS may affect more than two million people.

ATL1102 is an inhibitor of alpha 4 integrin, a sub-unit of VLA-4 (Very Late Antigen-4). In MS, white blood cells (leukocytes) are directed into the CNS from the blood. The inhibition of VLA-4 may prevent white blood cells from entering the CNS to stop the progression of MS. ATL1102 was in-licensed by Antisense Therapeutics from Isis.

- more -

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited (ASX: CIR), Isis Pharmaceuticals Inc (NASDAQ: ISIS) and Queensland Investment Corporation.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999



ANTISENSE THERAPEUTICS

1 March 2004

Market Update

Biogen Idec and Elan Corporation announced today a voluntary suspension in the marketing of their drug Tysabri® (natalizumab), a treatment for multiple sclerosis (MS). The companies are suspending supply of Tysabri from commercial distribution. In addition, the companies have suspended dosing in all clinical trials.

This decision was based on very recent reports of two serious adverse events that have occurred in patients treated with Tysabri in combination with Avonex® (Interferon beta-1a) in clinical trials. These events involve one fatal, confirmed case and one suspected case of progressive multifocal leukoencephalopathy (PML), a rare and frequently fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex.

The companies are evaluating Tysabri -treated patients to better understand the possible risk of PML. The outcome of these evaluations will be used to determine possible re-initiation of dosing in clinical trials and future commercial availability.

It has been reported that in total, approximately 3,000 patients have been treated with Tysabri in clinical trials of MS, Crohn's disease, and rheumatoid arthritis with, to date, no reports of PML in MS patients receiving Tysabri monotherapy or in patients with Crohn's disease or rheumatoid arthritis in Tysabri clinical trials

Both Tysabri® and Antisense Therapeutics' MS compound ATL1102 target the same protein (VLA-4), which is considered to be critical to the progression of MS, however ATL1102, a second-generation antisense drug, acts by a different mechanism to Tysabri by preventing excessive amounts of VLA-4 being produced.

Antisense Therapeutics recently intiated a Phase IIa trial of ATL1102 in patients with MS. This is a monotherapy study, testing ATL1102 alone in MS patients and is not a combination trial of the type where the adverse findings were observed with Tysabri and Avonex.

The Company is in consultation with the trial investigators and other appropriate experts and authorities to discuss any implications of these findings on the ATL1102 study. The Company will advise its shareholders if there are any changes to this position following these consultations.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited (ASX: CIR), Isis Pharmaceuticals Inc (NASDAQ: ISIS) and Queensland Investment Corporation.

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999